Exhibit 3(i)

CERTIFICATE OF DESIGNATIONS

OF THE

NONCONVERTIBLE SERIES NC PREFERRED STOCK

OF

REGEN BIOPHARMA, INC.

(“CORPORATION”)

(PURSUANT TO NRS 78.1955)

Section 1  Designation and Amount.

The shares of this series of preferred stock will be designated as Nonconvertible Series NC Preferred Stock (the “Series NC Preferred”) which series shall consist of Twenty Thousand (20,000) shares having a par value of $.0001 per share

Section 2. Voting Rights.

(a) Voting. With respect to each matter submitted to a vote of stockholders of the Corporation, each holder of Series NC Preferred Stock shall be entitled to cast that number of votes which is equivalent to the number of shares of Series NC Preferred Stock owned by such holder times Five Hundred Thousand (500,000).

(b) Class Vote. Except as otherwise required by law, holders of Common Stock, other series of Preferred issued by the Corporation, and Series NC Preferred Stock shall vote as a single class on all matters submitted to the stockholders.

Section 3. Dividends.

The holders of Series NC Preferred Stock shall be entitled receive dividends, when, as and if declared by the Board of Directors in accordance with Nevada Law, in its discretion, from funds legally available therefore

Section 4. Rights on Liquidation.

On any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of the Series NC Preferred Stock shall receive, out of assets legally available for distribution to the Corporation’s stockholders, a ratable share in the assets of the Corporation.